UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of August, 2004

ADB Systems International Ltd.

(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2

(Address of principal executive office)

                Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ADB SYSTEMS INTERNATIONAL LTD.

On August 11, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) announced its financial results for the second quarter ended June 30, 2004.  Full financial tables are attached to this Form 6-K as Exhibit 1.  All figures below are in Canadian dollars.  As at June 30, 2004, the exchange rate was CDN $1.34 to US $1.00.

ADB reported revenues of  $1.33 million in the second quarter, representing a growth of 12 percent when compared to the $1.18 million achieved in the first quarter.  In the second quarter of 2003, ADB generated revenues of $1.40 million.  Revenues were comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $1.42 million or $0.02 per share.  This compares to a net loss of $1.39 million in the first quarter and a profit of $526,000 in the same period of 2003 when a one-time gain relating to a settlement of a demand loan was recorded.

ADB also recorded an EBITDA loss for the period of $983,000.  This compares to an EBITDA loss of $936,000 in the first quarter and $1.09 million for the same period of 2003.  When the results of the first six months of 2004 are compared to the same period of 2003, ADB has reduced its EBITDA loss by 10 percent.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, realized and unrealized gains and losses, goodwill, employee stock option expense, and restructuring charges are calculated.  The Company considers EBITDA loss to be a meaningful performance measure as it provides an approximation of ADB’s operational results.

As at June 30, ADB held cash and marketable securities of $1.19 million, an increase of 63 percent over Q1 2004 totals.

In addition to its financial performance, ADB experienced a number of operational achievements in the second quarter, including:

•              ADB raised $2.2 million through the issuance of convertible secured notes to a group of institutional and private investors secured against the assets of the Company. The new funding will be used to sustain ADB’s activities in a number of key areas, including the continued roll-out of its joint venture with GE.

•              The National Health Service, Europe’s largest healthcare provider, broadened its use of an on-line initiative developed by ADB Systems.  Since the start of the initiative, ADB has helped the NHS generate more than £500,000 in process savings.

•              The Company continued the support of its joint venture with GE through ongoing technology development, customer support and sales activities.

On or about August 13, 2004, ADB mailed to all registered shareholders its Second Quarter 2004 Report.  The Second Quarter 2004 Report is attached to this Form 6-K as Exhibit 3.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.  The Company does not incorporate by reference Exhibit 2 and Exhibit 3 into its Registration Statement on Form F-3 and the prospectus contained therein.

Exhibits

Exhibit 1 — Second Quarter Financial Data

Exhibit 2 — Press Release dated August 11, 2004

Exhibit 3 — Second Quarter 2004 Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: August 24, 2004	By:/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer